UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

A.T. Cross

Common Stock, $0.03 par value

227478104

October 31, 2008


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

X	Rule 13d-1(b)

 	Rule 13d-1(c)

 	Rule 13d-1(d)

NOTE:The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  227478104

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons

	Donald W. Hodges

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States

5.	Sole Voting Power:  -0-

6.	Shared Voting Power:  1,192,000

7.	Sole Dispositive Power:  -0-

8.	Shared Dispositive Power:  1,520,119

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  1,520,119

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  11.52%

12.	Type of Reporting Person (See Instructions):  HC


CUSIP No. 774678403

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons

	First Dallas Holdings, Inc. -- 75-2278916

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas

5.	Sole Voting Power:  -0-

6.	Shared Voting Power:  1,192,000

7.	Sole Dispositive Power:  -0-

8.	Shared Dispositive Power:  1,520,119

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  1,520,119

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  11.52%

12.	Type of Reporting Person (See Instructions):  HC


CUSIP No. 774678403

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons

	First Dallas Securities, Inc. -- 75-2278917

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas


5.	Sole Voting Power:  -0-

6.	Shared Voting Power:  -0-

7.	Sole Dispositive Power:  -0-

8.	Shared Dispositive Power:  130,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  130,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9: 0.99%

12.	Type of Reporting Person (See Instructions):  BD/IA






CUSIP No.  227478104


1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons

	Hodges Capital Management, Inc. -- 75-2278918

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas

5.	Sole Voting Power:  -0-

6.	Shared Voting Power:  1,192,000

7.	Sole Dispositive Power:  -0-

8.	Shared Dispositive Power:  198,019

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  1,390,019

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  10.54%

12.	Type of Reporting Person (See Instructions):  IA


CUSIP No.  227478104

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons

	Hodges Fund -- 06-1347023

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas

5.	Sole Voting Power:  -0-

6.	Shared Voting Power:  1,152,000

7.	Sole Dispositive Power:  -0-

8.	Shared Dispositive Power: 1,152,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  1,152,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9):  8.73%

12.	Type of Reporting Person  IC


CUSIP No.  227478104

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons

	Hodges Small Cap Fund - 261420876

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)  X

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Texas

5.	Sole Voting Power:  -0-

6.	Shared Voting Power:  40,000

7.	Sole Dispositive Power:  -0-

8.	Shared Dispositive Power:  40,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  40,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row   0.30%

12.	Type of Reporting Person   IC

Item 1.
(a)	Name Issuer:
		A.T.Cross
(b)	Address of Issuer's Principal Executive Offices:
		One Albion Road
		Lincoln, RI  02865
Item 2.
(a)	Name of Person Filing:
		Donald W. Hodges
		First Dallas Holdings, Inc.
		First Dallas Securities, Inc.
		Hodges Capital Management, Inc.
		Hodges Fund
		Hodges Small Cap Fund

(b)	Address of Principal Business Office or, if none, Residence:
		2905 Maple Ave.
		Dallas, Texas 75201
(c)	Citizenship:
		Donald W. Hodges is a citizen of the United States. First Dallas Holdings, Inc. is a Texas corporation. First Dallas Securities, Inc. is a Texas corporation. Hodges Capital Management is a Texas corporation.
		Hodges Fund is a Massachusetts business trust.
		Hodges Small Cap Fund is a Massachusetts business trust.

(d)	Title of Class of Securities:
		Common Stock
(e)	CUSIP
		227478104
Item 3.  If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b)
			or (c), check whether the person filing is a:
(a)	  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	  Insurance company as defined in section 3(a)(19) of the Act
			(15 U.S.C. 78c).
(d)	  Investment company registered under section 8 of the Investment
			Company Act of 1940 (15 U.S.C. 80a-8).
(e)	  An investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).
(f)	  An employee benefit plan or endowment fund in accordance with
			S240.13d-1(b)(1)(ii)(F).
(g)	X A parent holding company or control person in accordance with
			S 240.13d-1(b)(1)(ii)(G).
(h)	  A savings associations as defined in Section 3(b) of the Federal
			Deposit Insurance Act (12 U.S.C. 1813).
(i)	  A church plan that is excluded from the definition of an investment
			company under section 3(c)(14) of the Investment Company Act of
			1940 (15 U.S.C. 80a-3).
(j)	  Group, in accordance with S240. 13d-1(b)(1)(ii)(J).


Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Donald W. Hodges		1,520,119
	First Dallas Holdings, Inc.	1,520,119
	First Dallas Securities, Inc.	130,100
	Hodges Capital Management, Inc.	1,390,019
	Hodges Fund			1,152,000
	Hodges Small Cap Fund		40,000

(b)	Percent of class:
	Donald W. Hodges		11.52%
	First Dallas Holdings, Inc.	11.52%
	First Dallas Securities, Inc.	0.99%
	Hodges Capital Management, Inc.	10.54%
	Hodges Fund			8.73%
	Hodges Small Cap Fund           0.30
%

The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 13,194,000 shares outstanding on September 27, 2007, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
	Donald W. Hodges		-0-
	First Dallas Holdings, Inc.	-0-
	First Dallas Securities, Inc.	-0-
	Hodges Capital Management, Inc.	-0-
	Hodges Fund			-0-
	Hodges Small Cap Fund           -0-

	(ii)	Shared power to vote or to direct the vote:
	Donald W. Hodges		1,192,000
	First Dallas Holdings, Inc.	1,192,000
	First Dallas Securities, Inc.	-0-
	Hodges Capital Management, Inc.	-0-
	Hodges Fund			1,152,000
	Hodges Small Cap Fund           40,000

	(iii)	Sole power to dispose or to direct the disposition of:
	Donald W. Hodges		-0-
	First Dallas Holdings, Inc.	-0-
	First Dallas Securities, Inc.	-0-
	Hodges Capital Management, Inc.	-0-
	Hodges Fund			-0-
	Hodges Small Cap Fund		-0-

	(iv)	Shared power to dispose or to direct the disposition of:
	Donald W. Hodges		1,520,119
	First Dallas Holdings, Inc.	1,520,119
	First Dallas Securities, Inc.	130,100
	Hodges Capital Management, Inc.	1,390,019
	Hodges Fund			1,152,000
	Hodges Small Cap Fund           40,000

 For computations regarding securities which represent a right to acquire an underlying security see S240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other individuals have the right to receive the dividends from, and the proceeds from the sale of, all reported securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
Donald W. Hodges ("Control Person") is the sole owner of First Dallas Holdings, Inc., the parent holding company of First Dallas Securities, Inc., Hodges Capital Management, Inc. and Hodges Fund. All entities and their Item 3 classification are attached hereto as Exhibit A.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2008


	 Donald W. Hodges

	    Chairman
Exhibit A
List of Subsidiaries

1	First Dallas Securities, Inc. is a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) and an investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).

2	Hodges Capital Management, Inc. is an investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).

3	Hodges Fund is an investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

4.    Hodges Small Cap Fund is an investment company registered under section
8 of the Investment     Company Act of 1940 (15 U